Filed Pursuant to Rule 424(b)(3)
File Numbers: 333-191743
333-197482

PROSPECTUS SUPPLEMENT NO. 1
Prospectus Supplement No. 1 dated August 26, 2015
(Registration Nos. 333-191743 and 333-197482)
IZEA, Inc.
This Prospectus Supplement supplements our Registration Statements (collectively, the “Registration Statements”) on Form S-1 (Registration Nos. 333-191743 and 333-197482), each of which are on file with the Securities and Exchange Commission. The Registration Statements relate, in part, to the resale of shares of our common stock issuable upon exercise of the warrants referred to in the Registration Statements by the selling stockholders named in the Registration Statements. As indicated in the Registration Statements, we will not receive any proceeds from the resale of the shares underlying the warrants but we will receive proceeds from the exercise of the warrants. This Prospectus Supplement is being filed to disclose changes in the exercise price of the 2013 Warrants (as hereinafter defined) and the 2014 Warrants (as hereinafter defined) under certain circumstances as well as other terms in the 2013 Warrants and 2014 Warrants. Accordingly, disclosures relating to the 2013 Warrants and the 2014 Warrants in various sections of the Registration Statements are superseded by the information below. You should read this Prospectus Supplement No. 1 together with the Registration Statements.
We provided notice to our holders of series A and series B warrants to purchase common stock issued in our August - September 2013 private placement (the “2013 Warrants”) and series A and series B warrants to purchase common stock issued in our February 2014 private placement (the “2014 Warrants” and, together with the 2013 Warrants, the “Warrants”) regarding the opportunity to exercise the Warrants at reduced exercise prices for a limited period. From July 20, 2015 until 11:59 p.m., Eastern time, on August 14, 2015, we offered a 25% discount on the warrant exercise prices to investors holding the 2013 Warrants and a 26% discount on the warrant exercise prices to investors holding the 2014 Warrants. If and to the extent a holder did not exercise its Warrants at the reduced exercise prices, the exercise prices of any unexercised Warrants remain at their original exercise prices of $0.25 and $0.50 per share for the series A and series B 2013 Warrants, respectively, and $0.35 and $0.50 per share for the series A and series B 2014 Warrants, respectively, until their stated expiration dates. As a result of the exercise of Warrants, we received $12,861,057 in gross cash proceeds through the exercise of Warrants to purchase 43,830,802 shares. Accordingly, as a result of the exercises, our outstanding shares of common stock increased to 104,002,308 shares as of August 17, 2015.
The following table summarizes the effect of the above transaction on our balance sheet data as of June 30, 2015:

	As of June 30, 2015
	Actual (unaudited)	As Adjusted (unaudited)
Cash and cash equivalents	$2,525,809	$15,386,866
Total assets	12,492,714	25,353,771
Warrant liability	5,458,909	0
Total liabilities	14,076,283	8,617,374
Total stockholders' (deficit) equity	(1,583,569))	16,736,397

The warrant exercise offer was made pursuant to the terms of Warrant Amendment and Exercise Agreements, dated July 20, 2015, entered into with holders owning more than 70% of our outstanding warrants issued in 2013 and 2014.
In exchange for the reduction in the warrant exercise price, the investors holding a majority of the 2014 Warrants agreed to amend the 2014 Warrants to remove the price-based anti-dilution adjustment provisions contained in those warrants. The removal of these provisions from the 2014 Warrants was intended to eliminate the negative accounting impact of the non-cash derivative liability on our GAAP financial statements related to those warrants.
Except for the temporarily reduced exercise prices and elimination of the anti-dilution adjustment provisions in the 2014 Warrants, the terms of the 2013 Warrants and 2014 Warrants remain unchanged.
Our common stock is quoted on the OTCQB marketplace under the symbol “IZEA.” On August 25, 2015, the closing price of our common stock was $0.41 per share.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is August 26, 2015.